UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D. C. 20549

                                  SCHEDULE 13D

                               (Amendment No. 10)

                    Under the Securities Exchange Act of 1934


                                  Mercom, Inc.
                                (Name of Issuer)


                     Common Stock, Par Value $1.00 Per Share
                         (Title of Class of Securities)


                                  589935D-10-9
                                 (CUSIP Number)


              Lawrence B. Lappin, Lappin Capital Management, Inc.,
     767 Third Avenue, 16th Floor, New York, New York 10017, (212) 755-5694
                                       and
                               Jesse R. Meer, Esq.
             Berlack, Israels & Liberman, LLP, 120 West 45th Street,
                      New York, N.Y. 10036, (212) 704-0100
          (Name, Address and Telephone Number of Persons Authorized to
                      Receive Notices and Communications)


                                 March 29, 1999
             (Date of Event which Requires Filing of this Statement)



If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-I(b)(3) or (4), check the following box |_|.


Check the following box if a fee is being paid with the statement |x|. (A fee is not required only if the reporting person (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

                                                  AMENDMENT NO. 10 TO SCHEDULE 13D

---------------------------------------------------------                   ----------------------------------------------------
CUSIP No.   589935D-10-9                                                    Page              2        of      3           Pages
---------------------------------------------------------                   ----------------------------------------------------
--------------------------------------------------------------------------------------------------------------------------------
1
      NAME OF REPORTING PERSON:                                       LAPPIN CAPITAL MANAGEMENT, L.P.
      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON:              13-3641120
--------------------------------------------------------------------------------------------------------------------------------
2
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                                                                   (a) |_|

                                                                                                                         (b) |x|
--------------------------------------------------------------------------------------------------------------------------------
3
      SEC USE ONLY


--------------------------------------------------------------------------------------------------------------------------------
4
      SOURCE OF FUNDS
                                        WC
--------------------------------------------------------------------------------------------------------------------------------
5
      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS (2)(d) or (e) |_|


--------------------------------------------------------------------------------------------------------------------------------
6
      CITIZENSHIP OR PLACE OR ORGANIZATION

      Delaware
--------------------------------------------------------------------------------------------------------------------------------
                                     7
                                           SOLE VOTING POWER

         NUMBER OF                                    None
          SHARES
        BENEFICIALLY
         OWNED BY
           EACH
         REPORTING
          PERSON
           WITH
                                   ---------------------------------------------------------------------------------------------
                                     8
                                           SHARED VOTING POWER

                                                     None
                                   ---------------------------------------------------------------------------------------------
                                     9
                                           SOLE DISPOSITIVE POWER
                                                     None
                                   ---------------------------------------------------------------------------------------------
                                     10
                                           SHARED DISPOSITIVE POWER
                                                       None
--------------------------------------------------------------------------------------------------------------------------------
11
        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                       None
--------------------------------------------------------------------------------------------------------------------------------
12
        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES                               |_|


--------------------------------------------------------------------------------------------------------------------------------
13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                 None
--------------------------------------------------------------------------------------------------------------------------------
14
        TYPE OF REPORTING PERSON
                                                                            PN
--------------------------------------------------------------------------------------------------------------------------------

                                                          Page 2 of 3 Pages

                        AMENDMENT NO. 10 TO SCHEDULE 13D

     The purpose of this Amendment is to set forth a material change in Item 5 of the Statement on Schedule 13D as previously amended. No other changes in the Statement are being made at this time, and so none of the other items of
Schedule 13D as heretofore amended is restated herein.

Item 5. Interest in Securities of the Issuer.

     As of August 21, 1998, the Partnership owned a total of 313,419 shares of the common stock of the Issuer, and such shares represented approximately 6.54% of the 4,787,060 shares of the common stock of the Issuer reported as outstanding.

     Subsequent to August 21, 1998, the Partnership sold 41,500 shares as follows:

------------------------------------------------------------------------------------------------------------------------------------
           Date of Sale                                      Number of Shares Sold                            Sale Price
------------------------------------------------------------------------------------------------------------------------------------
         September 1, 1998                                          1,500                                    $ 16,951.93
------------------------------------------------------------------------------------------------------------------------------------
         September 8, 1998                                          1,500                                      17,109.42
------------------------------------------------------------------------------------------------------------------------------------
         September 15, 1998                                         4,500                                      49,770.83
------------------------------------------------------------------------------------------------------------------------------------
         September 15, 1998                                           500                                       5,564.81
------------------------------------------------------------------------------------------------------------------------------------
         September 16, 1998                                         4,000                                      44,238.51
------------------------------------------------------------------------------------------------------------------------------------
         September 17, 1998                                           500                                       5,512.31
------------------------------------------------------------------------------------------------------------------------------------
         October 6, 1998                                            6,000                                      62,617.90
------------------------------------------------------------------------------------------------------------------------------------
         October 7, 1998                                              500                                       5,127.32
------------------------------------------------------------------------------------------------------------------------------------
         October 8, 1998                                              500                                       5,262.32
------------------------------------------------------------------------------------------------------------------------------------
         February 10, 1999                                          2,000                                      23,319.21
------------------------------------------------------------------------------------------------------------------------------------
         March 17, 1998                                             9,812                                     115,105.61
------------------------------------------------------------------------------------------------------------------------------------
         March 17, 1998                                            10,188                                     119,516.51
------------------------------------------------------------------------------------------------------------------------------------
                   TOTALS                                          41,500                                    $470,096.68
------------------------------------------------------------------------------------------------------------------------------------

     On March 26, 1999, the Issuer merged into Avalon Cable of Michigan, Inc. Pursuant to the merger, the shareholders of the Issuer, including the Partnership, became entitled to receive $12 per share in cash for each share owned by them. On March 29, 1999, the Partnership received $2,790,000 for the balance of the 232,500 shares of the Issuer owned by it when the merger became effective.

                                    SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this amendment is true, complete and correct.

       March 31, 1999
          (Date)

                                             LAPPIN CAPITAL MANAGEMENT, L. P.

                                             By: S/Lawrence B. Lappin
                                             -----------------------------------
                                                         (Signature)

                                             Lawrence B. Lappin, General Partner
                                             -----------------------------------
                                                 (Name)                (Title)


                                                               Page 3 of 3 Pages